August 4, 2006
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
CF/AD 5
100 F Street N.E.
Washington, D.C. 20549-3561
Dear Mr. Humphrey:

Re:	Laidlaw International, Inc. Form 10-K for the Fiscal Year ended August 31, 2005 Filed November 14, 2005 File No. 001-10657
Reference is made to your letter, dated July 25, 2006 regarding comments by the staff of the Securities Exchange Commission with respect to the above-mentioned Form 10-K of Laidlaw International, Inc. (the “Company”). This letter responds to the comments in your letter. For your convenience, I have included each of your comments in the body of this letter and have provided the Company’s response immediately following each comment.
1.	Comment

Form 10-K for the year ended August 31, 2005 — General

Please note your file number has changed to 001-16057. Please revise the cover page of your Form 10-K in future filings to reflect the change.

Response

A review of EDGAR indicates our file number has changed to 001-10657. In future filings we will revise the cover page on Form 10-K to reflect file number 001-10657.

2.	Comment

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Non-GAAP Measures, page 22

It is unclear why you have reconciled EBITDA to net income. That is, you have stated that your sole purpose for presenting EBITDA is as a liquidity measure, and FR-65 requires reconciliation to the most comparable GAAP measure. While EBITDA used as a performance measure may be reconciled to net income, we believe the most comparable GAAP measure for EBITDA used as a liquidity measure is operating cash flow. As such, please remove any reference to EBITDA throughout your filing. In the alternative, justify its use as a performance measure or reconcile such measure to operating cash flow for each period presented.
Response

As discussed in our response to comment five below, we will remove the section entitled “Non-GAAP Measures” from the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the August 31, 2006 Form 10-K.

The Company also discusses and provides annual guidance for consolidated EBITDA in our earnings releases, which are furnished on Form 8-K. We currently intend to continue to disclose consolidated EBITDA in our earnings releases. However, our disclosure that EBITDA is presented solely as a supplemental disclosure with respect to liquidity requires clarification. As disclosed in our segment footnote on page F-33 of our August 31, 2005 Form 10-K, EBITDA is also used by management to evaluate performance of our operating segments. Additionally, consolidated EBITDA is used in our earnings releases as both a liquidity measure and to discuss operating performance of the Company as a whole. We also believe that investors (and analysts and other interested parties) view our ability to generate EBITDA as an important measure of our operating performance and a measure of our ability to generate cash from operations. Accordingly, we will clarify in future earnings releases that EBITDA is viewed by management as both a performance (profitability) measure and a liquidity (cash flow) indicator. As such, in future earnings releases we will not only include a reconciliation of consolidated EBITDA to net income, but will also reconcile such measure to cash flow from operating activities.

3.	Comment

We note that you have included “Other Income” in your reconciliation of net income to EBITDA, and that such item occurs in all years presented. We also note from your disclosure on page 27 that the balances presented in each year relate partially to the 2003 bankruptcy and reorganization. Supplementally explain to us why you believe the inclusion of this item is consistent with the reconciliation requirements contained in FR-65. Your response should also include tabular explanation of the components of other income for each period presented in your EBITDA reconciliation.

Response

As discussed in our response to comment five below, we will remove the section entitled “Non-GAAP Measures”, including the reconciliation of EBITDA to net income, from the Results of Operations section of MD&A in the August 31, 2006 Form 10-K.

Supplementally, other income (expense), net is used by the Company to report income or costs that are of a non-operational nature, some of which are also non-recurring. Non-operational items would include interest income as the Company has been carrying cash balances in excess of minimum operational requirements; and during 2003, professional fees for outside advisors (financial, accounting, legal and consulting) incurred by the predecessor’s parent company during its bankruptcy proceedings (none of the operating segments were part of the proceedings). Subsequent to emergence from bankruptcy in 2003, the Company has received reimbursement of some of these professional fees under our Directors and Officers insurance. Both non-operational and non-recurring items include proceeds received at our Greyhound segment related to unresolved creditor claims from the finalization of Greyhound’s 1990 bankruptcy proceedings; and proceeds received by the predecessor’s parent company from the settlement of bondholder litigation. Given the nature of these items we believe their inclusion in consolidated EBITDA would result in amounts that are not indicative of the absolute amount of, or trends in, consolidated EBITDA.
A summary of the components of other income (expense), net is as follows (in millions):

Description	2005	2004	2003
Interest Income	$7.7	$1.5	$1.8
Bankruptcy related professional fees, net of insurance recoveries	1.3	0.7	(34.9)
Greyhound 1990 bankruptcy recovery	2.1
Bondholder litigation settlement			12.2
Other miscellaneous items	(0.6)	(0.1)	0.5
Total other income (expense), net	$10.5	$2.1	($20.4)

4.	Comment

It is unclear how your presentation of EBITDA Margin on page 24 is consistent with your assertion that you use EBITDA solely as a measure of liquidity. Please either remove such presentation or advise.

Response

As discussed in our response to comment five below, we will remove consolidated EBITDA from the tables on pages 23 and 24 in the August 31, 2006 Form 10-K. Accordingly, we will also remove consolidated EBITDA margin from the table on page 24.

As discussed in our response to item two above, we will also clarify in future earnings releases that management views consolidated EBITDA as both a performance and a liquidity measure.

5.	Comment

Your presentations of consolidated EBITDA in the table on page 23 and again on the bottom of page 24 appear unnecessary as you only use EBITDA when discussing your results by segment. Accordingly, please delete your presentations of consolidated EBITDA as they have no meaning outside of the SFAS 131 reconciliation in the notes to your financial statements. See Question and Answer No. 21 of the Staff’s Outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Response

As the Company does not discuss consolidated EBITDA in MD&A, we will remove consolidated EBITDA from the tables in the August 31, 2006 Form 10-K. Additionally, as this change will result in our neither presenting, nor discussing, non-GAAP measures in MD&A, we will remove the section entitled “Non-GAAP Measures” from the Results of Operations section of MD&A. However, as required under Question and Answer No. 19 of the Staff’s Outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, we will either: (1) present the FASB 131-required information in MD&A; or (2) include a cross reference in MD&A to the FASB Statement 131-required information in the footnote to the Company’s consolidated financial statements.

6.	Comment

Depreciation and Amortization, page 26

Supplementally explain the facts and circumstances surrounding the recent increase in useful lives of school busses in your education segment. In your response, please include a summary of any specific studies or other evidence considered in your determination of the appropriate useful lives and salvage values of your busses.

Response

Upon the predecessor company emerging from bankruptcy in June 2003, the entire bus fleet at our education services segment was adjusted to fair value in accordance with fresh start accounting rules. This resulted in a write-up in the value of the bus fleet, partially due to establishing values on fully depreciated buses. As this exercise indicated that the Company’s depreciation policy might be too conservative, a review of the then available data prompted a change in policy to slightly extend the depreciable life on small busses and establish salvage values for both small and large school busses effective September 1, 2003.

In order to affirm, or refine, this change the education services segment collected data on every vehicle that was disposed of during the next twenty months, categorizing the data into small bus and large bus categories. The small bus group had 627 disposals and the large bus group had 1,339 disposals, a population we felt was large enough to base our policy decision upon. The conclusions reached from analyzing the data were:
•	Principally all of the small school buses were sold in the 10 to 11 year age category with median proceeds of approximately $2,000. Since the current policy had a useful life range of 8 to 9 years and a salvage value of $1,000, it was decided to increase depreciable lives by two years and increase salvage values to $1,500.

•	Principally all of the large school buses were being sold in the 12 to 13 year age category with median proceeds slightly in excess of $1,500. Since the current policy had a useful life of 11 years and a salvage value range of $1,500 to $2,500, it was decided to increase depreciable lives by one year and standardize salvage values for all large busses at $1,500.

Based upon these findings, we implemented the new depreciation policy effective as of September 1, 2005.

7.	Comment

Financial Statements — Note 13 — Investments in Securities and Fair Value of Financial Instruments, page F-26

Supplementally explain to us how your present disclosure meets the requirements of paragraph 21 of EITF 03-1.

Response

The current disclosure for investments shows gross unrealized losses of $5 million for debt securities and $1.4 million for equity securities. EITF 03-01 also requires a further segregation of this loss information by showing the total fair value of investments in a loss position and then breaking out the losses into those outstanding less than twelve months and those outstanding greater than twelve months. The EITF also requires additional narrative discussion that supplies sufficient information to gain an understanding of the evidence considered by the company in arriving at the conclusion that impairments are not other than temporary. The Company has not provided these additional disclosures as management believes total unrealized losses to be immaterial. However, if the total unrealized losses become material we will incorporate these disclosures in future filings.

8.	Comment

Financial Statements — Note 18 — Commitments and Contingencies — Environmental Matters, page F-32

We note from your disclosure here that you have been named a “potentially responsible party” at various third-party waste sites, and that you disclose you have made adequate accruals for such matters. Please explain to us and revise your disclosure to discuss the specific facts and circumstances and accrual amounts for these environmental contingencies in accordance with SOP 96-1.

Response

The Company historically has had minimal environmental exposures and maintained $9.7 million of total environmental reserves at August 31, 2005. Of this amount, $0.4 million is for 13 superfund sites, where we are a de minimis contributor in virtually all cases, and $9.3 million is for ongoing remediation at approximately 75 owned or leased facilities. Our largest reserve with respect to any single site is approximately $1.3 million; an amount management does not view as material.

Although management believes the current environmental disclosures are adequate, we will consider additional disclosures in future filings as discussed in SOP 96-1 to address issues like: 1) the aggregate amount of the reserve and the number of locations covered by those reserves: 2) the number of locations where we are considered a potentially responsible party; 3) discounting practices for recorded reserves; and 4) any other information that may help the readers understand the magnitude of the exposures and the assumptions used to establish recorded reserves, highlighting circumstances that affect the reliability and precision of these estimates.
9.	Comment

Financial Statements — Note 19 — Segment Information, page F-33

Please revise your tabular presentation of segment information to present totals so that it is apparent the amounts presented agree to the table presented on the following page. Refer to the guidance in paragraph 25(c) of SFAS 131.

Response

We will include these totals in future filings.
The Company acknowledges that we are responsible for the adequacy and accuracy of disclosures in the filing. We understand that staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing. We also understand that we cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I trust that this is responsive to the comments raised. Should you require any further information, please contact John Zyck, Corporate Controller at (630) 848-3142 or myself at (630) 848-3130.
Best regards,
/s/ Jeffrey W. Sanders
Jeffrey W. Sanders
Vice President and Chief Financial Officer
cc: James A. Eidam, PricewaterhouseCoopers LLP